                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*





                                 Terabeam, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88077B108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 23, 2007
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                Page 1 of 7 pages

----------------
                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 88077B108                   13D                            PAGE 2 OF 5

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                       ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    [ ]
                                                                    (b)    [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS*

          PF-AF-OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    2,743,866
           OWNED BY
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       467,234
             WITH
                                 9       SOLE DISPOSITIVE POWER

                                         2,743,866

                                 10      SHARED DISPOSITIVE POWER

                                         467,234

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,211,100

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.42%

14        TYPE OF REPORTING PERSON*
          IN-IA-OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 7

                                 SCHEDULE 13D/A

INTRODUCTION

      This constitutes Amendment No. 1 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated April 20, 2007 (the "Statement"), relating to the common stock, par value $0.01 per share (the "Shares") of Terabeam, Inc. (the "Company"). The Company has its principal executive offices at 2115 O'Nel Drive, San Jose, California, 95131. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Statement is hereby amended and restated as follows:

      Mr. Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as the advisor to PNC Bank, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Mr. Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $926,471.53.

      Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,411,880.80.

      All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $1,618,750.00.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 of the Statement is hereby amended and restated as follows:

      The purpose of this Schedule 13D is to report that on July 19, 2007, the Company entered into a Purchase Agreement (the "Purchase Agreement") with Mr. Miller and Milfam II L.P. and other accredited and institutional investors pursuant to which the Company agreed to sell to Mr. Miller, Milfam II L.P. and other investors an aggregate amount of 4,300,000 Shares at a price of $1.75 per share and warrants to purchase an aggregate of 2,150,000 Shares (subject to adjustment) at an exercise price of $2.45 per share (subject to adjustment) (the "Warrants"). The Warrants may be exercised beginning on January 23, 2008 until July 23, 2012 (subject to adjustment). A copy of the Purchase Agreement is attached hereto as

Exhibit 99.1 and a copy of the form of warrant is attached hereto as Exhibit
99.2. Pursuant to the Purchase Agreement, Mr. Miller and Milfam II L.P. each acquired 925,000 Shares and a warrant to acquire 462,500 Shares. The closing of the purchase of the Shares and the Warrants (the "Private Placement") occurred on July 23, 2007.

      As a condition to closing the transaction contemplated by the Purchase Agreement was the Company entering into a Registration Rights Agreement, dated as of July 23, 2007 (the "Registration Rights Agreement"), with Mr. Miller and Milfam II L.P. and the other accredited and institutional investors thereto. A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.3. In the Registration Rights Agreement, the Company agreed to file a Registration Statement on Form S-3 with the SEC within thirty days after the closing of the Private Placement to register the resale of the Shares sold pursuant to the Purchase Agreement and the Shares of common stock issuable upon exercise of the Warrants. The Company also agreed to use its commercially reasonable best efforts to have the Registration Statement declared effective as soon as practicable after filing. Additionally, pursuant to the terms of the Purchase Agreement, the Company granted Milfam II L.P., Mr. Miller and the other investors thereto rights of first refusal and participation relating to any subsequent capital-raising transaction in which the effective price per share is $2.70 or less. The aforementioned rights of first refusal referenced in the immediately preceding sentence shall expire one year after the closing of the Private Placement. Further reference is hereby made to the Form 8-K filed by the Company on July 24, 2007 for more information regarding the Private Placement.

      The foregoing description of the Private Placement, the Purchase Agreement, the Registration Rights Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the exhibits attached hereto.

      Prior to entering into the Private Placement, Mr. Miller had previously filed a Schedule 13D on April 20, 2007 to report that Mr. Miller had recommended to the Board of Directors of the Company that Mr. Alan B. Howe be nominated to the Board of Directors. The Company reported this fact in its Schedule 14A filed with the SEC on April 13, 2007 and also reported that Mr. Howe had been nominated for election as a new director of the Company. As further reported by the Company in its Form 8-K filed with the SEC on May 29, 2007, Mr. Howe was elected to the Board of Directors of the Company at the Company's annual stockholder meeting held on May 23, 2007.

      Mr. Miller has been purchasing shares in the Company in the ordinary course of his business as an investor and except as described above in this Item 4 and herein, Mr. Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through
(j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated as follows:

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                                                                     Page 5 of 7


      (a) Mr. Miller may be deemed to beneficially own 3,211,100 Shares (12.42% of the outstanding Shares, based on 25,854,369 Shares outstanding pursuant to information provided to Mr. Miller by the Company following the completion of the Private Placement). As of the date hereof, 467,234 of such beneficially owned Shares are owned of record by Trust A-4; 1,818,866 of such beneficially owned Shares are owned of record by Milfam II L.P. and 925,000 of such beneficially owned Shares are owned of record by Mr. Miller directly.


      (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Mr. Miller directly.

      (c) The following table details the transactions effected by Mr. Miller in the past 60 days. The only transaction that occurred in the past 60 days occurred in connection with the Private Placement. All of these securities referenced below were acquired in a private transaction directly from the Company as more specifically described in Item 4 hereto.

                                 MILFAM II L.P.
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED           PRICE PER SHARE
  July 23, 2007                     925,000                          $1.75

                              LLOYD I. MILLER, III
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED           PRICE PER SHARE
  July 23, 2007                     925,000                          $1.75

                                 MILFAM II L.P.
DATE OF TRANSACTION        NUMBER OF WARRANT PURCHASED          EXERCISE PRICE
  July 23, 2007                     462,500*                         $2.45

                              LLOYD I. MILLER, III
DATE OF TRANSACTION        NUMBER OF WARRANT PURCHASED          EXERCISE PRICE
  July 23, 2007                     462,500*                         $2.45

      * On July 23, 2007, Milfam II L.P. and Lloyd I. Miller, III each received a warrant to acquire 462,500 shares of common stock first exercisable beginning on January 23, 2008.

      (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Purchase Agreement: As more specifically described in Item 4 hereto, on July 19, 2007, Mr. Miller, Milfam II L.P. and other accredited and institutional investors entered into the Purchase Agreement with the Company. Pursuant to the terms of the Purchase Agreement, Mr. Miller and Milfam II L.P. each acquired 925,000 Shares and a warrant to acquire 462,500 Shares at an exercise price of $2.45.

      Registration Rights Agreement: As more specifically described in Item 4 hereto, on July 23, 2007, Mr. Miller, Milfam II L.P. and other accredited and institutions investors entered into the Registration Rights Agreement with the Company, whereby the Company agreed to file a Registration Statement on Form S-3 with the SEC within thirty days after the closing of the Private Placement to register the resale of the Shares sold pursuant to the Purchase Agreement and the Shares of common stock issuable upon exercise of the Warrants. The Company also agreed to use its commercially reasonable best efforts to have the Registration Statement declared effective as soon as practicable after filing.

      Warrants: As more specifically described in Item 4 hereto, in connection with the Private Placement the Company sold and Mr. Miller and Milfam II L.P. each purchased and acquired a warrant to acquire 462,5000 Shares at an exercise price of $2.45.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

99.1 Purchase Agreement, dated as of July 19, 2007, among Terabeam, Inc., Milfam II L.P., Lloyd I. Miller, III and the other investors named therein (Filed as Exhibit 10.1 to Form 8-K filed by the Company with the SEC on July 24, 2007 and hereby incorporated by reference).

99.2 Registration Rights Agreement, dated as of July 23, 2007, among Terabeam, Inc., Milfam II L.P., Lloyd I. Miller, III and the other investors named therein (Filed as Exhibit 10.2 to Form 8-K filed by the Company with the SEC on July 24, 2007 and hereby incorporated by reference).

99.3 Form of warrant issued July 23, 2007 (Filed as Exhibit 10.3 to Form 8-K filed by the Company with the SEC on July 24, 2007 and hereby incorporated by reference).

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                                                                     Page 7 of 7

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2007

                                              By:      /s/ Lloyd I. Miller, III
                                                       Lloyd I. Miller, III